HESS CORPORATION

1185 Avenue of the Americas

New York, NY 10036

JOHN P. RIELLY

Senior Vice President

  and Chief Financial Officer

(212) 536-8230

(212) 536-8502 FAX

May 23, 2018

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-1090

Re:	Hess Corporation (the Corporation)
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 21, 2018
File No. 001-01204

Dear Mr. Hiller:

This letter is in response to your letter of May 11, 2018.  Set forth below are our responses to your comments.  For your convenience, our responses are keyed to the numbered comments in your May 11, 2018 letter.

Form 10-K for the Fiscal Year ended December 31, 2017

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates, page 39

Impairment of Goodwill, page 40

1.  We note your disclosure about your annual goodwill impairment test, indicating fair value for the Midstream operating segment is based on a market approach using the exchange price of Hess Midstream Partners, LP (“the Partnership”) units. As it appears that market capitalization of the Partnership was below its equity carrying value during your most recent annual test, please explain how this difference was factored into your Midstream segment goodwill impairment analysis and the apparent conclusion that there was no impairment of the $360 million balance of goodwill for this segment.

Response:

The Hess Midstream operating segment is primarily comprised of Hess Infrastructure Partners LP (“HIP”), a 50/50 joint venture formed in July 2015 when Hess sold a 50% interest to Global Infrastructure Partners (“GIP”) for approximately $2.6 billion.  In connection with the initial public offering of Hess Midstream Partners, LP (the “Partnership”) on April 10, 2017, HIP contributed a controlling 20% economic interest in each of (i) Hess North Dakota Pipelines Operations LP, (ii) Hess TGP Operations LP, and (iii) Hess North Dakota Export Logistics Operations LP, and a 100% ownership interest in Hess Mentor Storage Holdings LLC (the “Contributed Businesses”), which own all of the gathering, processing, terminaling and export assets used by the Partnership in its operations.  HIP retained an approximate 80% economic interest in the Contributed Businesses, as the operations in Hess Mentor Storage Holdings LLC are immaterial in relation to the other Contributed Businesses.

Hess Corporation consolidates the activities of HIP and the Partnership, and as a result, 100% of the assets and liabilities of the Contributed Businesses are reflected in the Midstream operating segment.  For purposes of performing the annual goodwill impairment test for the Midstream operating segment, the market capitalization of the Partnership, using the exchange price on October 1, forms the basis to estimate the fair value of the Midstream operating segment.  The calculation of fair value for the

Midstream operating segment includes adjusting the Partnership’s market capitalization, which is an approximate 20% economic interest in the Contributed Businesses, to an amount equal to a 100% economic interest in the Contributed Businesses, as well as estimating the fair value of other minor Midstream assets not owned by the Partnership and long-term debt held directly by HIP.    As of October 1, 2017, we estimated the fair value of the Midstream operating segment to be in excess of $5 billion (carrying value including goodwill was approximately $2.1 billion) and concluded goodwill of $360 million was not impaired.

Financial Statements

Supplemental Oil and Gas Data, page 80

Proved Undeveloped Reserves, page 87

2.  We note you disclose that you converted 38 MMboe and 32 MMboe of proved undeveloped reserves to developed status during 2016 and 2017, representing 13% and 10% of the prior year-end proved undeveloped reserves. As these rates of development would not be sufficient to develop all of your proved undeveloped reserves over a five year period from initial booking, you should disclose the reasons for the limited progress made during 2016 and 2017 and explain whether, and to what extent and in what manner, your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. Please note that the disclosure under Item 1203(c) of Regulation S-K should inform readers of progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

Response:

Our proved undeveloped reserves at December 31, 2016 and 2015, were comprised primarily of onshore unconventional fields and offshore fields with multi-phase developments, including the Valhall Field offshore Norway, that was sold in 2017.  Excluding the impact of our Norwegian operations, which had 110 million barrels of oil equivalent (“mmboe”) and 118 mmboe of proved undeveloped reserves at December 31, 2016 and 2015, respectively, we converted 16% of December 31, 2016 proved undeveloped reserves to proved developed reserves during 2017, and 22% of our December 31, 2015 proved undeveloped reserves to proved developed reserves during 2016.   As disclosed on page 88, projects that have proved reserves, which have been classified as undeveloped for a period in excess of five years, totaled 14 mmboe, or 1% of total proved reserves at December 31, 2017.  Our proved undeveloped reserves are calculated in accordance with Rule 4-10(a)(31)(ii) of Regulation S-X.

Item 1203(c) of Regulation S-K requires registrants to discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including but not limited to, capital expenditures.  On page 88 of our 2017 Form 10-K, we disclosed the assets with material transfers of proved undeveloped reserves to proved developed reserves for 2017, 2016, and 2015, including the reason for the conversion, as well as total capital expenditures incurred by year to convert proved undeveloped reserves to proved developed reserves.  In addition, with reference to the table of proved undeveloped reserves on page 87 of our Form 10-K, the following disclosures regarding our progress made and planned development activities for our significant properties as of December 31, 2017, are presented in Items 1, 2 and 7 of our Form 10-K.

United States - Proved undeveloped reserves of 337 mmboe at December 31, 2017, primarily related to our properties in the Bakken shale play in North Dakota.  On pages 6 and 23, we disclosed the average number of rigs in operation in the Bakken during 2017, including the number of wells drilled, wells completed, and wells brought on production.  We also disclosed that we plan to increase our rig count to six rigs from four rigs during the second half of 2018, and that we plan to drill approximately 120 wells and bring approximately 95 wells on production.  At the Stampede Field in the Gulf of Mexico, we disclosed on pages 7 and 23 that we completed the installation of production infrastructure, finished the drilling and completion of three production wells, received regulatory approval for production operations at the end of 2017, commenced first production in January 2018, and plan to continue our drilling program in 2018, which includes three production wells and four water injector wells.  At the Utica shale play, we disclosed on pages 6 and 23 that we plan to complete five drilled but uncompleted wells in 2018.

Asia & Other - Proved undeveloped reserves were 69 mmboe at December 31, 2017 that included our interest in the Liza Field, offshore Guyana and our assets offshore Malaysia.  On pages 7 and 23, we disclosed Phase 1 of the multi-phase Liza development project was sanctioned in 2017, along with a description of the development plan and the expected first production date in March 2020.  Also on pages 7 and 23, we disclosed first production from the North Malay Basin full-field development project commenced in July 2017 and that we plan to drill three production wells and progress development activities related to future phases in 2018.

Africa -  Proved undeveloped reserves of 17 mmboe at December 31, 2017, related to our interests in Libya.  As noted above, we disclosed that 14 mmboe of proved undeveloped reserves, or 1% of total proved reserves, have remained classified as proved undeveloped for a period in excess of five years at December 31, 2017.  Most of the proved undeveloped reserves in excess of five years relate to Libya.  On page 7, we disclosed our Libyan production had been shut-in by the operator for extended periods during 2016 and 2015 due to force majeure caused by civil unrest in the country and that force majeure had been lifted in September 2016.

Europe - Proved undeveloped reserves of 6 mmboe at December 31, 2017, related to our interests offshore Denmark.

Based on the disclosures highlighted above regarding progress made during 2017 and our planned activities in 2018, we believe the disclosures within our December 31, 2017 Form 10-K comply with the requirements of Regulation S-K Item 1203(c), and that our estimates of proved undeveloped reserves are consistent with Rule 4-10(a)(31)(ii) of Regulation S-X as indicated above.

* * * * * * *

We would be happy to provide you with any additional information to assist you with your review.  In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,

/s/ John P. Rielly

Senior Vice President and

Chief Financial Officer

cc:Lily Dang

Jenifer Gallagher

3